Exhibit 99.1
NewLead Holdings Ltd.
Announces Agreements for
$112.7 Million Purchase of Two Kamsarmaxes
and
$8.5 Million Sale of Product Tanker
Piraeus, Greece, February 23, 2010 – NewLead Holdings Ltd. (NASDAQ: NEWL) (the “Company”) today announced that it has signed a Stock Purchase Agreement providing for the purchase of two Kamsarmaxes for an aggregate purchase price of $112.7 million and signed a Memorandum of Agreement for the sale of the product tanker Chinook for $8.5 million.
“NewLead’s fleet continues to transform, becoming younger and more versatile,” said Mr. Michael S. Zolotas, President and Chief Executive Officer. “As we sell non-productive assets, we will be seeking to add new vessels particularly those with favorable charters. These two high quality dry bulk Kamsarmaxes add a unique class of vessel to our fleet and seven years of revenue visibility.”
Acquisition of Two Vessels
The company is acquiring two geared, 80,000 DWT Kamsarmaxes from COSCO Dalian Shipyard Co. Ltd. to be delivered in the fourth quarter of 2010 and 2011, respectively. The charter for the first vessel is for a five-year initial term at $28,710 (net) a day. The charter for the second vessel is for a seven-year term at $27,300 (net) a day.

		Anticipated	Annualized	Aggregate
Type /		Delivery	EBITDA(1)	EBITDA(2)	Charter rate	Charter
DWT	Shipyard	Date	(millions)	(millions)	(daily, net)	Duration
TBN – 1 80,000 Dwt	Cosco Dallian	Oct-2010	$8.3	$50.6	$28,710 (net) for 5 years; Owners put option for 2 years at $20,000 - $28,000 (less 1%) if charterer does not declare the 1 + 1 year extension option.	5 years and 1 + 1 year extension Or 2 year “put” option
TBN – 2	Cosco Dalian	Dec-2011	$7.8	$53.4	$27,300 (net)	7 years
80,000 Dwt
Total			$16.1	$104.0

(1)	EBITDA calculation assumes daily operating expenses of $5,500 per day and 360 revenue days

(2)	Aggregate EBITDA over the life of the contract; daily operating expenses of $5,500 per day (growing at 3% annually). Includes lower rate for the 2 year option period for TBN-1

Disposition of One Vessel
In relation to this transaction, the Company has entered into a Memorandum of Agreement for the sale of the product tanker Chinook for $8.5 million. The Chinook is a Romanian 2001 built, 38,700 dwt MR tanker that has been operating on the spot market and generating operating losses. Divesting this inefficient vessel will result in estimated operational savings of approximately $2.0 million annually.
Financing
The $112.7 million purchase price for the two Kamsarmaxes will be paid by $80.0 million of debt financing, $24.2 million of cash from the balance sheet (associated with the shipbuilding contracts and related expenses) and the sale of the Chinook for a consideration of $8.5 million to be delivered against the purchase price.
The terms of the debt financing will be as follows:

	Senior Secured Term Loan		Junior Secured Term Loan
Principal	$66.7 million		$13.3 million
Pricing	LTV < 115%	325 bps	LTV < 115%	475 bps
	LTV 115%-129.9%	300 bps	LTV 115%-129.9%	450 bps
	LTV >= 130%	250 bps	LTV >= 130%	425 bps
Repayment per vessel	20 quarterly installments of $757,576 plus balloon of $18.2 million commencing three months after delivery		20 quarterly installments of $66,667 plus balloon of $5.3 million commencing three months after delivery
Maturity	Five years from delivery date of each vessel
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tanker and dry bulk vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns dry bulk vessels, three Capesize, secured on period charters.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ‘‘forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor and Media Contact:
Laura A. Kowalcyk, Account Supervisor
CJP Communications
+1 (212) 279 3115 ext. 209

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